Exhibit 99.1

TD Bank Group Comments on Expected Impact of
TD Ameritrade Holding Corp.'s First Quarter Earnings

Toronto, January 22, 2013 - TD Bank Group announced today that it expects TD Ameritrade's first quarter earnings to translate into a contribution of approximately CDN$47 million to fiscal 2013 first quarter net income for its Wealth and Insurance segment, which will be reported under International Financial Reporting Standards.

TD Bank Group will release its first quarter financial results and webcast its quarterly earnings conference call live on February 28, 2013. Conference call and webcast details will be announced closer to that date.

About TD Bank Group
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (TD). TD is the sixth largest bank in North America by branches and serves approximately 22 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Auto Finance Canada; Wealth and Insurance, including TD Waterhouse, an investment in TD Ameritrade, and TD Insurance; U.S. Personal and Commercial Banking, including TD Bank, America's Most Convenient Bank, and TD Auto Finance U.S.; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with more than 8.5 million online customers. TD had CDN$811 billion in assets on October 31, 2012. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For more information, please contact: Amanda Tran, Corporate Communications, Amanda.Tran@td.com, 416-983-7212; Rudy Sankovic, Investor Relations, 416-308-9030